UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-31345
PACIFIC ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter )
5900 Cherry Avenue
Long Beach, CA 90805
(562) 728-2800
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
Common Units
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: Zero (o) holders of record.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2006	PLAINS ALL AMERICAN PIPELINE, L.P.
(as successor by merger to Pacific Energy Partners, L.P.)

By: Plains AAP, L.P.,
its general partner

By: Plains All American GP LLC,
its general partner

/s/ Tim Moore

Tim Moore
Vice President, General Counsel and Secretary